Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-90452, 33-94594, 333-10811, 333-74269, 333-89962, 333-107564 and 333-116785 on Form S-8 of (i) our report dated April 22, 2005 on the financial statements of The Gymboree Corporation and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement discussed in Note 2 and a change in accounting method discussed in Note 3) and (ii) our report dated April 22, 2005 on internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 10-K of The Gymboree Corporation for the year ended January 29, 2005.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
April 22, 2005